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                          November 23, 2020

       Jim Jenkins
       General Counsel and VP of Corporate Development
       TRANSCAT INC
       35 Vantage Point Drive
       Rochester, New York 14624

                                                        Re: TRANSCAT INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2020
                                                            File No. 333-250135

       Dear Mr. Jenkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kayla Klos, Esq.